UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Doximity, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

26622P107

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26622P107	SCHEDULE 13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Emergence Capital Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,678,728 (1)(2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 8,678,728 (1)(2)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,678,728 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5% (2)(3)(4)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents 8,678,728 shares of Class B Common Stock held directly by Emergence Capital Partners II, L.P.

(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon certain events specified in the Issuer’s certificate of incorporation.

(3)

The percent of class was calculated based on 125,165,430 shares of Class A Common Stock outstanding as of August 1, 2024, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

(4)

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Class B Common Stock beneficially owned by the reporting person is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person.

1.	NAMES OF REPORTING PERSONS Emergence Capital Opportunity I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 775,000 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 775,000 (1)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 775,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents 775,000 shares of Class A Common Stock held directly by Emergence Capital Opportunity I, L.P.
(2)

The percent of class was calculated based on 125,165,430 shares of Class A Common Stock outstanding as of August 1, 2024, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

1.	NAMES OF REPORTING PERSONS Emergence Equity Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,678,728(1)(2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 8,678,728(1)(2)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,678,728(1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5% (2)(3)(4)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents 8,678,728 shares of Class B Common Stock held directly by Emergence Capital Partners II, L.P. (“ECP II”). Emergence Equity Partners II, L.P. is the sole general partner of ECP II, and may be deemed to beneficially own the shares of stock held directly by ECP II.

(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon certain events specified in the Issuer’s certificate of incorporation.

(3)

The percent of class was calculated based on 125,165,430 shares of Class A Common Stock outstanding as of August 1, 2024, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

(4)

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Class B Common Stock beneficially owned by the reporting person is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person.

1.	NAMES OF REPORTING PERSONS Emergence Equity Partners VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 775,000 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 775,000 (1)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 775,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7% (2)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents 775,000 shares of Class A Common Stock held directly by Emergence Capital Opportunity I, L.P. (“ECO I”). Emergence Equity Partners VI, L.P., is the sole general partner of ECO I, and may be deemed to beneficially own the shares of stock held directly by ECO I.

(2)

The percent of class was calculated based on 125,165,430 shares of Class A Common Stock outstanding as of August 1, 2024, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

1.	NAMES OF REPORTING PERSONS Emergence GP Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,453,728 (1)(2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 9,453,728 (1)(2)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,453,728 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% (2)(3)(4)
12.	TYPE OF REPORTING PERSON OO

(1)	Represents 8,678,728 shares of Class B Common Stock held directly by ECP II and 775,000 shares of Class A Common Stock held directly by ECO I.
(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon certain events specified in the Issuer’s certificate of incorporation.

(3)

The percent of class was calculated based on 125,165,430 shares of Class A Common Stock outstanding as of August 1, 2024, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

(4)

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Class B Common Stock beneficially owned by the reporting person is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person.

Item 1.		Issuer

	(a)	Name of Issuer:

Doximity, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

500 3rd Street Suite 510 San Francisco, California 94107

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Emergence Capital Partners II, L.P., a Delaware limited partnership;

(ii)  Emergence Capital Opportunity I, L.P., a Delaware limited partnership;

(iii)  Emergence Equity Partners II, L.P., a Delaware limited partnership;

(iv) Emergence Equity Partners VI, L.P., a Delaware limited partnership; and

(v)   Emergence GP Partners, LLC, a Delaware limited liability company.

The address of the principal business office of each of the reporting persons are 5 Pier, Ste. 102, San Francisco, CA 94111.

	(d)	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number:

26622P107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	Emergence Capital Partners II, L.P. (“ECP II”) directly owns 8,678,728 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 6.5% of the outstanding shares of Class A Common Stock.

		(ii)	Emergence Capital Opportunity I, L.P. (“ECO I”) directly owns 775,000 shares of Class A Common Stock, which, represents approximately 0.6% of the outstanding shares of Class A Common Stock.

		(iii)	Emergence Equity Partners II, L.P. (“EEP II”) is the sole general partner of ECP II, and may be deemed to beneficially own 8,678,728 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 6.5% of the outstanding shares of Class A Common Stock.

		(iv)	Emergence Equity Partners VI, L.P. (“EEP VI”) is the sole general partner of ECO I, and may be deemed to beneficially own 775,000 shares of Class A Common Stock, which, represents approximately 0.6% of the outstanding shares of Class A Common Stock.

		(v)	Emergence GP Partners, LLC (“EGP”) is the sole general partner of EEP II and the sole general partner of EEP VI, and may be deemed to beneficially own 8,678,728 shares of Class B Common Stock and 775,000 shares of Class A Common Stock held directly by ECP II and ECO I, respectively, which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 7.1% of the outstanding shares of Class A Common Stock.

The percent of class was calculated based on 125,165,430 shares of Class A Common Stock outstanding as of August 1, 2024, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

	(c)	Number of shares as to which such person has:

	Number of Shares of Class A Common Stock
Reporting Person	(i)	(ii)	(II)	(iv)
Emergence Capital Partners II, L.P.	8,678,728	-0-	8,678,728	-0-
Emergence Capital Opportunity I, L.P.	775,000	-0-	775,000	-0-
Emergence Equity Partners II, L.P.	8,678,728	-0-	8,678,728	-0-
Emergence Equity Partners VI, L.P.	775,000	-0-	775,000	-0-
Emergence GP Partners, LLC	9,453,728	-0-	9,453,728	-0-

(i) Sole power to vote or direct the vote

(ii)  Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 125,165,430 shares of Class A Common Stock outstanding as of August 1, 2024, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification . Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2024

EMERGENCE CAPITAL PARTNERS II, L.P.

By: Emergence Equity Partners II, L.P., its sole general partner
By: Emergence GP Partners, LLC, its sole general partner

By:	/s/ Kristina Landers
Name: Kristina Landers
Title: Attorney-in-Fact

EMERGENCE CAPITAL OPPORTUNITY I, L.P.

By: Emergence Equity Partners VI, L.P., its sole general partner
By: Emergence GP Partners, LLC, its sole general partner

By:	/s/ Kristina Landers
Name: Kristina Landers
Title: Attorney-in-Fact

EMERGENCE EQUITY PARTNERS II, L.P.

By: Emergence GP Partners, LLC, its sole general partner

By:	/s/ Kristina Landers
Name: Kristina Landers
Title: Attorney-in-Fact

EMERGENCE EQUITY PARTNERS VI, L.P.

By: Emergence GP Partners, LLC, its sole general partner

By:	/s/ Kristina Landers
Name: Kristina Landers
Title: Attorney-in-Fact

EMERGENCE GP PARTNERS, LLC

By:	/s/ Kristina Landers
Name: Kristina Landers
Title: Attorney-in-Fact